

03051817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 43101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2002 (MM/DD/YY) AND ENDING 05/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SF SENTRY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PINE STREET, SUITE 2700
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEON A. ROOT 415-229-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon A. Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF SENTRY SECURITIES, INC., as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public



ANNA E. WEINGARTEN
Commission # 1301054
Notary Public - California
San Francisco County
My Comm. Expires Apr 16, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S F SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS

For the year ended May 31, 2003

S F SENTRY SECURITIES, INC.

For the year ended May 31, 2003

TABLE OF CONTENTS



GPH
G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To S F Sentry Securities, Inc.:

I have audited the statement of financial condition of S F Sentry Securities, Inc. as of May 31, 2003, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of S F Sentry Securities, Inc. as of May 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

G. Paul Hendriks

July 3, 2003

San Rafael, CA 94903 ■ 415/492-8033 ■ FAX 415/492-8330

S F SENTRY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

May 31, 2003

ASSETS

Cash and cash equivalents	$ 499,855
Receivable from broker-dealers	412,047
Marketable securities at market value (cost, $139,227)	227,643
Other non marketable securities	26,181
Office equipment (net of accumulated depreciation of $181,779)	174,085
Due from affiliates	338,724
Organization costs (net of accumulated amortization of $10,215)	0
	$1,678,535

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 121,973
Payroll payable	21,277
Income taxes payable	244,557
Deferred income taxes	12,000
Liabilities subordinated to the claims of general creditors	300,000
Total liabilities	699,807
Stockholder's Equity:	
Common stock -- no par value; authorized 100,000 shares, issued and outstanding, 1,000 shares, issued and outstanding, 45,000 shares	45,000
Paid in capital	50,000
Retained earnings	883,728
Total stockholder's equity	978,728
Total liabilities and stockholder's equity	$1,678,535

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended May 31, 2003

Revenue	
Securities commissions	$5,007,068
Trading gains (losses)	7,571
Dividends and interest	124,963
Total revenue	5,139,602
Expenses	
Employee compensations and benefits	2,623,829
Information services	67,468
Clearance fees	1,107,672
Office expenses	99,593
Occupancy	119,707
Travel and seminars	74,881
Outside services	221,458
Depreciation	21,970
Entertainment	64,035
Regulatory expenses	52,738
Subordinated interest expense	30,000
Total expenses	4,483,351
Income before taxes on income	656,251
Income tax provision	303,352
Net income	$ 352,899

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended May 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE June 1, 2002	$ 45,000	$ 0	$530,829	$575,829
Contribution of paid in Capital		50,000		50,000
Net income (loss)			352,899	352,899
ENDING BALANCE May 31, 2003	$ 45,000	$50,000	$883,728	$978,728

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended May 31, 2003

Cash flows from operating activities:	
Net income	$ 352,899
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	21,970
(Increase) decrease in receivable from broker-dealers	(86,871)
(Increase) decrease in marketable securities inventory	(26,423)
(Increase) decrease in other non marketable securities	13,369
(Increase) decrease in due from affiliates	(316,279)
Increase (decrease) in accounts payable	29,050
Increase (decrease) in payroll payable	7,475
Increase (decrease) in income tax payable	199,382
Increase (decrease) in deferred taxes	(2,005)
Net cash provided (used) by operating activities	192,567
Cash flows from financing activities	
Contribution of paid in capital	50,000
Net cash flows provided by financing activities	50,000
Cash flows from investing activities	
Purchase of fixed assets	(9,023)
Net cash flows provided by financing activities	(9,023)
Net increase (decrease) in cash	233,544
Cash and cash equivalents at beginning of period	266,311
Cash and cash equivalents at end of period	$ 499,855
Supplemental disclosures:	
Federal income taxes paid	$ 79,478
State franchise taxes paid	26,497
Interest paid on notes subordinated to the claims of general creditors	30,000

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2003

Note 1) Organization

The Company was incorporated on June 25, 1990 in the state of California. In November 1990, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in June 1991.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. The resulting difference between cost and market value is included in income.

Organization costs are amortized over sixty months.

Equipment is carried at cost, less accumulated depreciation. Depreciation for equipment and furniture is based on the straight line method over the estimated useful life of five and seven years, respectively.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $227,643 consists of investment securities at current market values. Net unrealized gains of $40,488 are included in securities trading revenue for the year ended May 31, 2003 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at May 31, 2002 and May 31, 2003.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2003

Note 4) Non Marketable Securities

During the year ended May 31, 2003 the Company held investments totaling $26,181 in two companies which are not readily marketable and are not traded on any exchange. Management has been able to obtain information that would indicate an impairment of value in these investments.Net unrealized losses of $35,070 are included in trading revenue for the year ending May 31, 2003.

Note 5) Income Taxes

The provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$243,167	$ (1,850)	$241,317
State income taxes	64,195	(155)	64,040
Total	$307,362	$ (2,005)	$305,357

Deferred income taxes are the result of timing differences between book and tax basis depreciation and the recognition of income and expenses on a cash basis for income tax purposes.

Note 6) Subordinated Liabilities

Liabilities subordinated to the claims of general creditors bear interest at the stated rate per annum, and mature as follows:

Lender	Amount	Maturity Date	Interest Rate
R. Dirickson	50,000	07/31/03	10%
R. Dirickson	50,000	02/28/05	10%
R. Dirickson	200,000	07/31/05	10%
	$300,000		

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2003

Note 7) Related Party Transactions

The subordinated lender, R Dirickson, owns 33% of San Francisco Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company were also employees of San Francisco Sentry Investment Group, Inc.

The sole shareholder of the company is also the 97% shareholder of Storie Advisors, LLC, a registered investment advisor, a 60% shareholder of Cypress Advisors, Inc., a registered investment advisor, and a 97% owner and member of San Francisco Relative value Advisors, LLC, a registered investment advisor. The sole shareholder is also a 95.5% owner and member of S F Sentry, LLC.

The Company pays expenses on behalf of these affiliates. Periodically, the affiliates reimburse and/or prepay the Company for direct and allocated expenses. As of May 31, 2003, the Company had a balance of $338,724 due from these affiliated companies.

Note 8) Pension Plan

In December 1997 an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the company may also elect to participate in a salary tax deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2003.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2003

Note 9) Lease Obligations

The Company currently leases office space along with two affiliated companies which is accounted for as an operating lease. This lease is commenced December 1, 1998. In October 2002 this lease was amended to provide for basic monthly rent of $30,728 plus 2.7% of designated common building operating expenses. The lease expires October 31, 2007. While the Company is a signatory on the lease, only 25% of the total lease costs is allocated to the Company with the remainder allocated to the affiliated Companies.

Future minimum lease payments under operating leases on which the Company may be held liable are as follows:

Year ended	Amount
May 31, 2004	$ 368,730
May 31, 2005	375,056
May 31, 2006	385,901
May 31, 2007	396,746
May 31, 2004	167,194
Total	$1,693,627

Note 10) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At May 31, 2003, the Company's net capital was $682,091the amount of which is $582,091cess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On May 31, 2003, the Company's net capital ratio was 0.59 to 1.

Note 11) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the year ended May 31, 2003. All customer transactions are cleared through another broker-dealer, Paine Webber, SEC firm #8-16267, on a fully disclosed basis.

FOCUS REPORT – PART II

as of May 31, 2003

Firm Name: S F SENTRY SECURITIES, INC.			Firm ID: 027432
1	Total ownership equity		$ 978,728
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		978,728
4	Add:		
A	Allowable subordinated liabilities		300,000
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		1,278,728
6	Deductions and/or charges		
A	Total non allowable assets	$538,990	
B	Aged fail to deliver		
1	Number of items		
H			
	Total deductions and/or charges		538,990
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		739,738
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities	$43,892	
D	Undue concentration	13,755	
E	Other		
	Description	Amount	
			(57,647)
10	Net Capital		$ 682,091

FOCUS REPORT – PART II

as of May 31, 2003

Firm Name: S F SENTRY SECRUITIES, INC. Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	26,653
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	582,091
15	Excess net capital @ 1000% (net cap – 10% of AI)	642,110

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		399,807
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		399,807
20	Percentage of aggregate indebtedness to net capital		59
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		59

SCHEDULE II

S F SENTRY SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
May 31, 2003

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B). The Company has complied with provisions for exemption from Rule 15c3-3 throughout the year ended May 31, 2003. All customer transactions are cleared through another broker-dealer, Paine Webber, SEC firm #8-16267, on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

S F SENTRY SECURITIES, INC.

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

May 31, 2003

(Additional Information)

Net capital per unaudited statements	$672,243
Add: (deduct) audit differences	
Increase in income tax provision	(5,352)
Decrease in non allowable assets	15,200
Net increase (decrease)	9,848
Net capital per audited financial statements	$682,091

SCHEDULE IV

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended May 31, 2003

(Additional Information)

BEGINNING BALANCE May 31, 2002	$ 300,000
Increases	0
Decreases	0
ENDING BALANCE May 31, 2003	$ 300,000

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholders of S F Sentry Securities:

In planning and performing my audit of the financial statements of S F Sentry Securities, Inc., for the year ended May 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the S F Sentry Securities Inc., including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ■ Suite 52 ■ San Rafael, CA 94903 ■ 415/492-8933 ■ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
July 3, 2003